09056504

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GunnAllen Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5002 W. Waters Avenue
(No. and Street)

Tampa (City) FL (State) 33634 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick O. Kraus 813-282-0808
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

101 E. Kennedy Blvd., Suite 3850 (Address) Tampa (City) FL (State) 33602 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick O. Kraus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GunnAllen Financial, Inc., as of December 31st, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SONIA N. VELEZ
MY COMMISSION # DD 650167
EXPIRES: March 13, 2011
Bonded Thru Notary Public Underwriters

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Certified Public Accountants

GunnAllen Financial, Inc.

December 31, 2008

GunnAllen Financial, Inc.

Table of Contents

Report of Independent Certified Public Accountants	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-16
Schedules – GunnAllen Financial, Inc.	
Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	17
Schedule II – Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission	18

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
101 E Kennedy Boulevard, Suite 3850
Tampa, FL 33602-5152
T 813.229.7201
F 813.223.3015
www.GrantThornton.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
GunnAllen Financial, Inc.:

We have audited the accompanying statement of financial condition of **GunnAllen Financial, Inc.** (the Company) (a wholly-owned subsidiary of GunnAllen Holdings, Inc.) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GunnAllen Financial, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Tampa, Florida
February 27, 2009

GunnAllen Financial, Inc.

Statement of Financial Condition
December 31, 2008

Assets

Cash and cash equivalents	$ 9,506,977
Cash segregated and on deposit for regulatory purposes	1,243
Receivables and deposits from clearing firms	3,021,656
Loans to registered representatives, net	901,756
Receivables from affiliates	1,820,122
Securities long, at market value	537,806
Furniture, equipment and leasehold improvements, net	1,220,390
Other assets, net	1,363,422
Deferred tax asset, net	181,000
Total assets	$18,554,372

Liabilities and Stockholder's Equity

Liabilities:	
Commissions payable to brokers	$ 3,673,466
Securities short, at market value	326,750
Accounts payable and other liabilities	4,161,023
Payables to affiliates	50,024
Note payable and obligations under capital leases	1,009,500
Total liabilities	9,220,763
Stockholder's Equity:	
Common stock - $1 par value; 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	22,307,317
Accumulated deficit	(12,974,708)
Total stockholder's equity	9,333,609
Total liabilities and stockholder's equity	$18,554,372

The accompanying notes are an integral part of this financial statement.

GunnAllen Financial, Inc.

Statement of Operations
Year Ended December 31, 2008

Revenues:	
Commissions	$58,851,495
Other revenue related to securities business	42,387,074
Investment banking services fees	5,437,857
Interest and dividends	3,459,531
Other	6,244,181
Total revenues	116,380,138
Expenses:	
Commissions	90,077,395
Compensation and benefits	16,569,040
Clearing expenses	2,390,011
Office and occupancy expenses	2,887,823
Professional fees and legal costs	5,561,271
Insurance	325,793
Information technology and communications	3,340,630
Travel and entertainment	705,614
Registration fees	384,297
Management services	4,094,351
Interest expense	111,328
Other	2,764,039
Total expenses	129,211,592
Loss before income taxes	(12,831,454)
Income tax benefit	(685,000)
Net loss	$(12,146,454)

The accompanying notes are an integral part of this financial statement.

GunnAllen Financial, Inc.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2008

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, December 31, 2007	1,000	$ 1,000	$17,467,677	$ (828,254)	$ 16,640,423
Cash contributions by parent	-	-	4,500,000	-	4,500,000
Stock options granted by parent on behalf of the Company	-	-	339,640	-	339,640
Net loss	-	-	-	(12,146,454)	(12,146,454)
Balance, December 31, 2008	1,000	$ 1,000	$22,307,317	$(12,974,708)	$ 9,333,609

GunnAllen Financial, Inc.

Statement of Cash Flows
Year Ended December 31, 2008

Cash flows provided by operating activities:	
Net loss	$(12,146,454)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation and amortization	980,918
Amortization of intangible asset	21,865
Stock-based compensation	339,640
Loss on securities received as investment banking fees	6,666,566
Deferred taxes	(685,000)
(Increase) decrease in operating assets:	
Receivables and deposits from clearing firms	316,733
Loans to registered representatives	2,738,556
Receivable/payable from GunnAllen Holdings, Inc., and affiliates	(1,925,226)
Securities long	(265,850)
Other assets	3,389,094
Income taxes receivable	830,000
Increase (decrease) in operating liabilities:	
Commissions payable to brokers	83,501
Securities short	317,834
Accounts payable and other liabilities	(1,510,450)
Net cash used by operating activities	(848,273)
Cash flows provided by investing activities:	
Purchases of furniture, equipment and leasehold improvements	(16,231)
Net cash used by investing activities	(16,231)
Cash flows provided by financing activities:	
Cash contribution by parent	4,500,000
Principal payments on note payable and capital leases	(303,462)
Net cash provided by financing activities	4,196,538
Net increase in cash	3,332,034
Cash and cash equivalents at beginning of period	6,176,186
Cash and cash equivalents at end of period	$ 9,508,220
Supplemental disclosure of non-cash information:	
Equipment acquired through the issue of capital lease and note payable	$ 101,380
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 111,328

Compensation expense offset by additional paid in capital was recorded in the amount of approximately $340,000 related to the issuance of common stock options by the parent on behalf of the Company.

Note 1 – Description of Organization and Business

GunnAllen Financial, Inc. (the "Company" or "GAF") is an introducing securities broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered investment advisor and a member of the Securities Investor Protection Corporation ("SIPC"). Customer transactions are cleared by independent third parties located in the United States who also maintain the individual customer accounts.

The Company was incorporated on January 15, 1986 in the state of Florida and is a wholly-owned subsidiary of GunnAllen Holdings, Inc. ("GAH"). The Company's accounting policies are in conformity with accounting principles generally accepted in the United States of America and reflect practices appropriate to broker-dealers in the securities industry.

Note 2 – Summary of Significant Accounting Policies

A summary of the significant accounting policies used in the preparation of the accompanying financial statements follows:

Use of Estimates in Financial Statements

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents. At December 31, 2008 there were no cash equivalents.

Revenue Recognition

Commissions: Commissions are earned on customer transactions and are remitted by the clearing firm and direct purchase issuers such as mutual fund companies and insurance companies. This is the Company's primary source of revenue. Accordingly, the primary expense is commissions paid to registered representatives who introduce the customer accounts. Commissions and related expenses are recorded on trade date.

Investment Banking: Investment banking revenues include fees, net of investment banking expenses, arising from securities offerings in which the Company acts as a syndicate, lead manager or selected dealer. Investment banking management fees and sales concessions are recorded on the offering date.

In conjunction with some of the Company's capital market transactions, the Company receives common stock or warrants of its investment banking clients as compensation. Revenue is recognized at the estimated fair value of these securities at the time the Company is entitled to the security. Additionally, the Company is obligated to remit a portion of these securities as commissions and an expense is recorded concurrent with the revenue. Any adjustment to fair value of these securities is reflected in the other revenue related to securities business and a related adjustment is made to the commission expense.

Other Revenue Related to Securities Business: Other revenue related to securities business include, all commissions generated on customer transactions in such packaged products as, variable insurance and annuities, as well as direct products such as REITs, limited partnerships and closed-end fund underwriting.

Note 2 – Summary of Significant Accounting Policies – continued

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets for financial reporting purposes and on accelerated methods for income tax purposes. Estimated useful lives for financial reporting purposes range from three years to seven years for furniture and equipment. Leasehold improvements are depreciated using the estimated useful lives of the assets or the life of the lease, whichever is shorter. Total accumulated depreciation at December 31, 2008 is approximately $2 million.

Intangible Asset

Other assets include an intangible asset which represents the purchase price of the broker/dealer license obtained in 1997 which was valued and recorded at $327,982. Accumulated amortization at December 31, 2008 is approximately $257,000 and amortization expense on the intangible asset for the year was approximately $22,000. Estimated amortization expense is approximately $22,000 for each of the following three years. The license is being amortized using the straight-line method over 15 years.

Stock-Based Compensation

The Company does not directly issue or grant stock options to its employees and registered representatives; however, GAH has issued or granted stock options on behalf of the Company. Accordingly, any expense associated with issuance of the stock options is reflected in the Company's financial statements with a corresponding increase to additional paid-in capital. Furthermore, the Company has elected to include all required financial statements disclosures as if the Company had issued the stock options.

The Company follows SFAS 123R, *Share-Based Payment* ("SFAS 123R"). This statement amended SFAS 123, *Accounting for Stock-Based Compensation* ("SFAS 123"). Prior to adopting SFAS 123R on January 1, 2006, the Company used the intrinsic value method of accounting prescribed by APB Opinion No. 25, *Accounting for Stock Issued to Employees*. Under the intrinsic value method, compensation was recognized at the date of grant by the amount that the fair value of the underlying stock exceeded the exercise price. Stock-based compensation costs related to employees totaling approximately $293,000 was expensed in 2008.

Many of the Company's registered representatives are independent, and therefore are not considered employees for purposes of accounting for stock option activity. Under the accounting guidance of SFAS 123R, options granted to independent registered representatives are recorded at fair value at the measurement date which generally is the vesting date. Stock-based compensation costs related to independent registered representatives totaling approximately $46,000 was expensed in 2008.

Financial Instruments

The carrying amount of the Company's financial instruments, which include cash, cash equivalents, accounts and notes receivable, accounts payable, and accrued liabilities, approximate fair value due to the short maturity of those instruments. The Company considers the terms of debt instruments to be representative of current market interest rates and, accordingly, the recorded amounts of the related financial instruments approximate their present fair market value.

Note 2 – Summary of Significant Accounting Policies – continued

Income Taxes

The Company accounts for income taxes on the liability method as provided by SFAS 109, *Accounting for Income Taxes*, ("SFAS 109") whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the actual tax rates which will be in effect when these differences reverse. Deferred tax assets may be reduced by an allowance when it is more likely than not that some portion or all of the benefit associated with a deferred tax asset will not be achieved. It is management's opinion that an allowance of $3.9 million is warranted as a result of the uncertainty related to the anticipated time required to fully recognize such benefit. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

The Company files a consolidated tax return with GAH. The income tax provision reported herein is determined on a separate return basis for financial statement purposes.

Advertising

Advertising costs approximating $113,000 were expensed as incurred and are included in other expenses in the statement of operations.

Securities Transactions Long and Short

Proprietary securities transactions are recorded on trade date, as if they had settled. Differences between the trade and settlement dates were not material. Profit and loss arising from all securities entered into for the account of the Company are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Marketable securities are stated at fair value based on quoted market prices, and securities not readily marketable are stated at fair value as determined by management.

New Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards 157, *Fair Value Measurement* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS 157 creates a fair value hierarchy, which prioritizes the inputs to be used in determining fair value. Companies are required to disclose relevant fair value information in their financial statements that allows users to assess inputs used to measure fair value, and the effect of those measurements on earnings for the periods presented. Companies are also required to separately reconcile the beginning and ending balances for each major category of assets and liabilities. SFAS 157 was effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. There was no material impact on the Companies financial statements upon adoption.

In April 2007, the FASB issued SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS 159 permits an entity to measure certain financial assets and financial liabilities at fair value where entities will report unrealized gains and losses in earnings at each subsequent reporting date. The standard allows entities to elect fair value application on an instrument-by-instrument basis with certain exceptions. The fair value option election is irrevocable in most cases. The new standard establishes presentation and disclosure requirements and assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. SFAS 159 was effective for fiscal years beginning after November 15, 2007. The Company has not elected to apply the fair value option as there are no eligible financial assets or liabilities and accordingly, there was no financial statement impact related to SFAS 159.

Note 2 – Summary of Significant Accounting Policies – continued

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 provides a two-step process in the evaluation of a tax position. The first step is recognition. The Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including a resolution of any related appeals or litigation processes, based upon the technical merits of the position. The second step is measurement. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

In December 2008, the FASB issued FASB Staff Position FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises* ("FSP FIN 48-3"). FSP FIN 48-3 permits an entity within its scope to defer the effective date of FIN 48 to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of FIN 48 for the year ending December 31, 2008. The Company evaluates its uncertain tax positions using the provisions of SFAS 5, *Accounting for Contingencies* ("SFAS 5"). Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.

Note 3 – Cash Segregated and on Deposit for Regulatory Purposes

At December 31, 2008, the Company had approximately $1,000 in cash segregated in a special bank account for the exclusive benefit of customers, pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934.

Note 4 – Securities Long at Market Value

Securities long at December 31, 2008 consist of equity securities (which may consist of, but are not limited to, corporate stocks, options and warrants) of approximately $531,000 and debt securities (which may consist of, but are not limited to, federal obligations, state and municipal obligations and bank notes) of approximately $6,700.

As of December 31, 2008, the Company's securities long and securities short are valued based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access and therefore the values are based on level 1 inputs in the hierarchy for measuring fair value as defined in SFAS 157.

Prior to 2008, all warrant assets were valued using the Black-Scholes valuation model and relied upon relevant observable market data for the inputs. However, due to recent developments in the financial and credit markets and the interpretive guidance under FASB's Staff Position FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP FAS 157-3"), the Company has assigned a discount from 0-100% to account for unobservable inputs that market participants would use to value the warrants. During 2008, the Company reduced the value of certain warrant assets by approximately $6.6 million.

Note 5 – Other Assets

Other assets at December 31, 2008 consist of the following:

Other receivables	$ 799,140
Prepaid expenses	473,529
Intangible asset, net	71,063
Deposits	19,690
	$1,363,422

Note 6 – Related Party Transactions

Management Services

During 2008, the Company remitted approximately $4.1 million to GAH, in accordance with the management services agreement executed between both parties on January 1, 2006. GAH provides management, consulting, and financial services to the Company for this fee. Such services include , but are not necessarily limited to advice and assistance concerning any and all aspects of the operation, planning and financing of the Company, as well as, payroll, accounting and other administrative services.

Loans to Registered Representatives and Employee Receivables

As part of the Company's recruiting model, the Company will from time to time enter into loans and promissory notes with registered representatives or groups of registered representatives to assist in transferring the representatives' business practice to the Company. The loans, totaling approximately $902,000 at December 31, 2008, are primarily structured to be paid back by the registered representatives or group of registered representatives within varying time periods through a reduction in their commission payouts or on a structured amortization schedule. Inclusive in these figures are certain loans that require the registered representative or group of registered representatives achieve predetermined production levels. If the production levels are not achieved, the loans will be converted into interest bearing loans with varying rates and repayment periods. Approximately 23% of the loans are forgivable.

The Company has loans receivable from employees totaling approximately $22,000 at December 31, 2008

During 2008, the Company sold broker loans with a carrying value of approximately $3.0 million (which included a reserve against the loans of approximately $500,000) to GAH for cash.

Commission Revenue for GAH Series C Preferred Stock

During 2008, the Company provided investment banking services to GAH related to its issuance of Series C Preferred Stock. As a result GAH paid the Company approximately $428,000 in commission revenue.

Deposit and Rent Accrual Related to 5002 W. Waters Ave. Lease

During 2008 the Company classified the rent deposit and the rent accrual related to the 2006 sale-lease back by GAH of the Company's corporate facility on the books of GAH. The resulting effect was the transfer of the rent deposit (approximately $1.5 million) and the rent accrual (approximately $654,000) through the intercompany account.

Note 7 – Commitments and Contingencies

Leases

The Company conducts operations utilizing several leased facilities including its corporate facility and leased equipment. The future minimum lease payments on non-cancelable operating leases are as follows:

2009	$ 2,357,759
2010	1,780,225
2011	1,766,678
2012	1,810,845
2013	1,856,116
Thereafter	15,692,910
Total minimum lease payments	$25,264,533

Certain leases contain renewal options and escalation clauses. Rent expense for all operating leases for the year was approximately $2.3 million.

Legal and Regulatory Proceedings

The Company is currently involved in various legal disputes related to the normal course of business and incidental to the securities business. The damages claimed in these proceedings range from minimal amounts to amounts claimed in excess of $11 million. The Company believes that it has meritorious defenses and/or its exposure is limited by its Independent Contractor Agreements, as discussed below, and its utilization of insurance coverage. Based on management's assessment, advice from its legal counsel, and consideration of amounts provided for in the financial statements, the Company believes that the ultimate outcome of these disputes will not have a material adverse impact on its financial position.

During 2007 and 2008, the Company was named in a number of legal disputes regarding a specific independent representative with damages claimed approximating $27.0 million. The Company believes that it has meritorious defenses and/or its exposure is limited by its Independent Contractor Agreement with this representative and third-party claims against others who have primary and secondary liability associated with this matter. In addition, any liability of the Company is further limited by the principal of proportional liability in accordance with the Private Securities Litigation Reform Act. Based on management's assessment and advice from its legal counsel, the Company believes that the ultimate outcome of these disputes will not have a material adverse impact on its financial position or results of operation. Accordingly, the Company has not recorded an accrual related to this matter.

In certain legal matters the Company and its independent registered representatives are jointly and severally liable. However, under its Independent Contractor Agreements, the independent registered representatives have full financial responsibility for the satisfaction of all legal costs, arbitration fees and claim awards. The Company's current practice is to strictly enforce the reimbursement policy provided by the Agreements. However, the Company does recognize potential claim expense if in the opinion of management, and despite the Independent Contractor Agreement, there is not a reasonable expectation of collecting the claim expense from the independent registered representative in a timely manner.

Note 7 – Commitments and Contingencies - continued

The Company is contesting the allegations in these and other matters and believes that there are meritorious defenses in each of these matters. In view of the number and diversity of claims against the Company, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. In the opinion of the Company's management, based on current available information, review with outside legal counsel, and consideration of amounts provided for in the accompanying financial statements with respect to these matters, ultimate resolution of these matters will not have a material adverse impact on the Company's financial position or results of operations. However, resolution of one or more of these matters may have a material effect on the results of operations in any future period, depending upon the ultimate resolution of those matters and upon the level of income for such period.

As a result of the extensive regulation of the securities industry and its practices, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from business. During 2008, the Company underwent a regulatory examination by FINRA. The results of this examination have been presented to the Company's management, and while the final disposition of the examination results is not known at this time, it is the opinion of management that the ultimate disposition will not have a material adverse impact on its financial position.

Credit Risk

Under the agreements with its clearing brokers, the Company has agreed to indemnify the clearing firm for customers introduced by the Company for amounts uncollected by the clearing firm. The Company and the clearing firm establish various procedures to manage customer credit exposure. Management believes the potential for the Company to be required to make payment under these agreements is remote.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and cash equivalents. At times, the cash in any one bank account may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit. At December 31, 2008, the Company maintained balances that were over the FDIC limit. The Company places its cash with high credit quality financial institutions and does not believe it is exposed to any significant credit risk on cash or cash equivalents.

Note 8 – Note Payable and Obligations under Capital Leases

Note payable and obligations under capital leases consist of the following:

Note payable maturing on May 1, 2010, payable in equal quarterly installments, secured by property and equipment, including interest at 3.29%	$ 255,275
Obligation under capital lease, payable in equal monthly installments, maturing on January 1, 2011, secured by equipment, including interest at 8.25%	69,943
Obligation under capital lease, payable in equal monthly installments, maturing on February 15, 2014, secured by equipment, including interest at 9.21%	684,282
Total note payable and obligations under capital leases	$ 1,009,500

Aggregate maturities of the note payable for the next two years are as follows:

2009	$ 168,492
2010	86,783
Total	$ 255,275

The following are minimum future lease payments pursuant to the capital leases in effect as of December 31, 2008:

2009	$ 204,143
2010	207,331
2011	171,808
2012	169,068
2013	169,068
Thereafter	14,089
Total minimum lease payments	935,507
Less amount representing interest	(181,282)
Present value of minimum lease payments	$ 754,225

Note 9 – Net Capital Requirements

The Company is subject to the Security Exchange Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $3,342,058 which was $2,342,058 in excess of its required amount of $1,000,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2008 was 4 to 1.

Note 10 – Stock Option Plan

Effective April 18, 2002, the Board of Directors and the shareholders of GAH established and approved a stock option plan (the "Plan") which provides for the grant of stock options of GAH's common stock to the Company's officers, directors, employees, registered independent representatives, and consultants. The purpose of the stock option plan is to attract and retain qualified personnel, to provide additional incentives to employees, registered independent representatives, officers, directors and consultants of GAH and the Company, and to promote the success of GAH and the Company's business.

Each option granted under the stock option plan may have a maximum term of ten years, subject to earlier termination following the optionee's cessation of service with the Company. All options granted to date have a term of five years and compensation is recorded using the straight-line method over the vesting period. The options were granted generally with a three year vesting period except for those granted in 2005, which were immediately vested. For 2008, approximately $340,000 was recorded as expense and additional paid-in-capital related to these options.

As described in the summary of significant accounting policies, the Company has elected to disclose all required disclosures of SFAS 123R as if they had granted the stock options because GAH has granted the options to the Company's employees and registered representatives.

Stock option activity related to the Company during 2008, was as follows:

	Number of Options	Range of Exercise Prices	Weight Average Exercise Price
Outstanding at December 31, 2007	2,200,400	\$6.00-\$20.00	\$ 7.22
Expired	(438,350)	\$6.00-\$15.00	\$ 7.69
Forfeited	(456,000)	\$6.00-\$20.00	\$ 6.98
Outstanding at December 31, 2008	1,306,050	\$6.00-\$20.00	\$ 7.23

The following table summarizes information about options outstanding at December 31, 2008:

Outstanding Options			
Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
\$ 6.00	723,550	1.02	\$ 6.00
\$ 6.20	225,000	0.58	\$ 6.20
\$ 8.00	150,000	0.58	\$ 8.00
\$10.00	35,000	1.30	\$10.00
\$12.00	162,500	0.54	\$12.00
\$20.00	10,000	1.97	\$20.00

Note 10 – Stock Option Plan - continued

Exercisable Options

Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 6.00	723,550	$ 6.00
$ 6.20	186,025	$ 6.20
$ 8.00	124,017	$ 8.00
$10.00	35,000	$10.00
$12.00	162,500	$12.00
$20.00	10,000	$20.00

As of December 31, 2008, the Company has approximately $170,000 of total unrecognized compensation cost related to non-vested awards granted that will be recognized over the next year. The risk-free rate used was based on the 5 year U.S. Treasury note rate. The expected term is based upon historical and expected future employee exercise behavior and represents the contract term for the independent registered representatives. The volatility is based on an analysis of publicly-traded peers.

The Black-Scholes Option Valuation Model was developed for use in estimating the fair value of traded options and warrants that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

Note 11 – Income Taxes

The provision for (benefit) income taxes as for the year is comprised of the following components:

Current:	
Federal	$ -
State	-
	-
Deferred:	
Federal	(619,000)
State	(66,000)
	(685,000)
Income tax benefit	$ (685,000)

The difference between the expected income tax expense computed at the U.S. statutory income tax rate of 34% and the Company's income tax expense (benefit) is due primarily to the effect of state income taxes (approximately $(467,000)), the recording of a valuation allowance for the current year losses (approximately $3.9 million) and certain items not deductible for income tax purposes (approximately $175,000).

Note 11 – Income Taxes - continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities consisted of the following at December 31, 2008:

Deferred tax assets:	
Non-deductible reserves and allowances	$ 353,000
	353,000
Deferred tax liabilities:	
Non-recognition of warrant revenue, net	(34,000)
Fixed asset basis differences	(138,000)
	(172,000)
Net deferred tax asset	$ 181,000

Deferred tax assets are required to be reduced by an allowance when, based on the weight of the evidence, it is more likely than not that some portion or all of the benefit associated with a deferred tax asset will not be achieved. After consideration of all the evidence, an allowance of approximately $3.9 million was established in 2008 to fully reserve for the Company's net operating loss carry-forwards. At December 31, 2008 the Company had federal and state net operating loss carry-forwards of approximately $9.4 million that begin to expire in 2027. As the result of a change in control of GAH in 2008, the Company is limited in its annual usage of net operating losses to offset future taxable income pursuant to Section 382 of the Internal Revenue Code. While the specific annual limitation is currently under determination, it is not anticipated that the limitation will affect the Company's ultimate realization of the net operating losses being carried forward.

Note 12 – Employee Benefits

401(k) Retirement Plan

GAH sponsors a 401(k) retirement plan that covers substantially all employees, including GAF employees, after six months of employment. The Company has elected to provide discretionary matching of eligible employee contributions of 50% to a maximum of 6% of employee gross earnings. Eligible employees are those employees who are not deemed income producing and who are considered W-2 employees. The Company made matching contributions of approximately $195,000 in 2008.

GunnAllen Financial, Inc.

Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2008

Net capital computation:	
Total stockholder's equity	$ 9,333,609
Deductions and/or charges:	
Non allowable assets:	
Receivables from brokers, dealers and clearing organizations	77,552
Securities owned not readily marketable	226,317
Loans and advances	1,423,225
Investment in and receivables from affiliates	1,800,470
Furniture, equipment, and leasehold improvements, net	1,220,391
Prepaid expenses and deposits	473,529
Other assets	442,125
Deferred tax asset	181,000
Other deductions	27,979
Tentative Net Capital before haircuts on securities positions	3,461,021
Haircut on securities (computed, where applicable, pursuant to Rule 15c3-1 (f))	118,963
Net Capital	$ 3,342,058
Aggregate indebtedness	$13,990,296
Computation of Net Capital requirement	
Minimum Net Capital required (based on aggregate indebtedness)	$ 932,686
Minimum dollar net capital requirement of reporting broker or dealer	$ 1,000,000
Net Capital requirement (greater of above)	$ 1,000,000
Excess Net Capital over requirement	$ 2,342,058
Ratio of aggregate indebtedness to net capital	4:1

There are no material reconciling items between the amounts presented above and the amount as reported in the Company's amended FOCUS report as of December 31, 2008. Therefore, no reconciliation of the two computations is deemed necessary.

GunnAllen Financial, Inc.

Schedule II
Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

Credit Balances	
Transactions payable	$ -
Debit Balances	$ -
Reserve Computation	
Excess of total credits over total debits	$ -
Amount held in reserve bank account	$ 1,243
Excess funds on deposit	$ 1,243

There are no material reconciling items between the amounts presented above and the amount as reported in the Company's amended FOCUS report as of December 31, 2008. Therefore, no reconciliation of the two computations is deemed necessary.

Note: The Company introduces its retail business to an independent clearing firm and direct purchase issuers such as internal fund companies and insurance companies.